Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

William D. Davis II
Tel: +1 713 427 5034
william.d.davisii@bakernet.com

VIA EDGAR TRANSMISSION



January 10, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller and George K. Schuler

RE:   Gold Reserve Inc.
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed April 3, 2006
      File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the response of the Company to the comments contained in the Staff's letter to Mr. Robert A. McGuinness, Vice President - Finance & Chief Financial Officer, dated December 26, 2006, regarding the Company's Form 20-F filed April 3, 2006 (the "2005 Form 20-F"). For ease of reference, the comments have been repeated below with the response set forth underneath.

As discussed with Karl Hiller and George K. Schuler of the Securities and Exchange Commission (the "Commission") and due to the time that has elapsed since the April 3, 2006 filing of the 2005 Form 20-F, we would like to request that the Company be able to reflect any changes in its next annual report filed with the Commission for the year ended December 31, 2006. The Company intends to file this annual report by late March 2007 in accordance with past practice and to comply with Canadian legal requirements. The proposals noted herein will be updated as necessary to take into account any changes in the Company's or its properties' status occurring prior to such filing, if any.


Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. Please insert a small-scale map, showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

As discussed with Messrs. Hiller and Schuler, the Company previously chose not to include a map due to its pre-construction status. In response to the Staff's comment, the Company will include the map attached as Exhibit A, which map reflects the location and access to each property.

Bankable Feasibility Study, page 15

2. We note that in the second paragraph of this section you state the reserves using the internal revenue cutoff grade of $2.76 ($3.00 in May 2005) per tonne using off-site smelter processing for your concentrates. Please expand your disclosure to include a concise definition of the cutoff grade used, describing all the costs utilized, and costs or other pertinent factors not reflected in the measure. Also describe the material destination determination process as it relates to the cutoff grade.

   Please disclose how the incremental off-site processing costs may compare to your on-site processing costs, and be sure to clarify that these costs are not part of the internal revenue cutoff grade calculation, if true. It should be clear that your internal revenue cutoff grade measurement differs from the mining or breakeven cutoff grade, as it consists of only the combined on-site processing and administrative costs to produce concentrate.

   Please also clarify that the costs of transportation, smelting and refining charges, recoveries, deductions, and price participation agreements are addressed separately from this internal revenue cutoff grade calculation by using a discounted gold price of $350 instead of the $400 per ounce as was utilized in the base case economics.

For clarification in response to the Staff's comments, the Company proposes to include the following in the "Bankable Feasibility Study" section of its annual report (or such other location as appropriate) following the sentence:
"Based on the results set forth in the study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately
9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne":

" Because recovery parameters or economic parameters vary by metal grade and the Brisas Project contains both gold and copper, management has determined that a "cutoff grade" calculation would be overly cumbersome and rely on the averaging of certain parameters.

As a result, the Company utilizes a cost based approach, whereby it estimates all costs associated with the proposed operation. These costs are then compared to the estimated revenue contained in each tonne of ore to be processed or hauled to the waste rock facility.

An internal cutoff value of $2.76 per tonne is used for the reserve calculation and a breakeven cutoff value of $3.43 per tonne is used to determine the size of the ultimate pit during the pit optimization analysis. Management believes this a more accurate and manageable method than the "cutoff grade" approach.

The estimated costs considered to develop the cutoff values are as follows:

                                           Internal            Breakeven
Cost Description            Measure        Cutoff Value        Cutoff Value
---------------------------------------------------------------------------
Mining                      $/ore-tonne          -                0.67
Processing                  $/ore-tonne       2.39                2.39
General and Administrative  $/ore-tonne       0.35                0.35
Reclamation                 $/ore-tonne       0.02                0.02
                                              ----                ----
Cutoff Value                $/ore-tonne       2.76                3.43
                                              ====                ====

The difference between the internal and breakeven cutoff values is the cost of mining. The decision made at the pit rim to process a tonne of ore or place it on the waste rock facility is based on the internal cutoff value because the cost of mining has already been incurred and as such is considered a sunk cost.

The internal cutoff value per tonne is compared to the revenue value per tonne that can be generated if the material is processed. If the internal cutoff value per tonne is less than or equal to the revenue per tonne then the material is processed, if the internal cutoff value per tonne is more than the revenue per tonne then the material is hauled to the waste rock facility.

The estimated revenue value for each tonne processed is equivalent to the following: (tonnes times metal grade times metal price times mill recovery rate) less transportation and offsite treatments costs (including any smelting and refining charges, smelter recoveries, deductions and price participation costs).

The same cutoff values were applied across all ore material types regardless of material destination whether processed or placed on the waste rock facility. The difference in haul times to each ore material destination was determined to be insignificant.

Utilizing Whittle pit optimization software, Whittle pits were generated at various gold and copper price increments. The final pit design utilized a gold price of $350 per ounce and a copper price of $0.90 per pound. Phase pit designs internal to the final pit were developed and a mine production schedule was generated for the life of the project.

The Company generated an economic model for the Brisas Project using a gold price of $400 per ounce and a copper price of $1.00 per pound. This model was based on the mine production schedule of the material contained in the final pit described above and appropriately determined capital costs, operating costs (mining, processing, general and administration, and reclamation) and metal recoveries."

Director, Senior Management and Employees, page 31

3. We believe that you should disclose the following information about directors, senior members of management, and technical persons upon whose work the company is dependent, to comply with Item 6.A of Form 20-F:
   - A brief summary of the person's technical qualifications and business experience.
   - The approximate percent of their time that the officers worked on affairs of your company this last year.
   - Other significant responsibilities that they currently have with other companies.

As discussed with Messrs. Hiller and Schuler, this comment is substantially the same as the Staff's comment number 15 with respect to the Company's Form 20-F filed April 1, 2005 contained in the Staff's letter to Mr. McGuinness dated June 14, 2005. The Company's response to that comment was accepted by the Staff and set forth in the letter filed with the Commission on July 15, 2005. However, for clarification in response to the Staff's comments, the Company proposes to include the following language:

"Each member of senior management has more than 25 years of professional experience in his or her respective field, the majority of which is in the mining industry. A number of the directors has either worked in the mining industry or advised mining clients over the years. The majority of the officers devote their day-to-day time to the business and affairs of the Company. Several of the administrative officers spend a minimal amount of time on the business of MGC Ventures, Inc. and Great Basin Energies, Inc. The Company believes that its management team and directors as a whole have appropriate mineral exploration, mine development or mining expertise."

                             -    -    -

I would appreciate it if you would please call me at (713) 427-5034 after your review of the above responses. If you are not able to reach me, please ask for Jonathan B. Newton of my office. Thank you for your attention to this matter.

Very truly yours,

s/William D. Davis II
William D. Davis II

cc:   Mr. Robert A. McGuinness, Gold Reserve Inc.


EXHIBIT A

Map